UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Sales Agreement

On June 27, 2025, NuCana plc (the “Company”) entered into a Sales Agreement (the “Agreement”) with A.G.P./Alliance Global Partners and Laidlaw & Company (UK) Ltd. (together, the “Agents”), pursuant to which the Company may offer and sell, from time to time, through or to the Agents, as sales agents, American Depositary Shares (“ADSs”), each representing 25 ordinary shares, nominal value £0.0004 per share (the “ADSs”), up to an aggregate amount of $100 million.

The offer and sale of the ADSs from time to time pursuant to the Agreement up to an aggregate amount of $100.0 million will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-281576), as amended (the “Registration Statement”), initially filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2024, and amended by a pre-effective amendment filed on June 18, 2025, and declared effective by the SEC on June 24, 2025, as supplemented by a prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), on June 27, 2025. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ADSs discussed herein, nor shall there be any offer, solicitation or sale of the ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The Company is not obligated to sell any ADSs under the Agreement. Upon delivery of a placement notice by the Company and subject to the terms and conditions of the Agreement and such placement notice, the Agents may sell the ADSs by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act and will use commercially reasonable efforts consistent with their normal trading and sales practices and applicable state and federal laws, rules and regulations, and the rules of The Nasdaq Stock Market, to sell the ADSs from time to time. The Agents’ obligations to sell ADSs under the Agreement are subject to satisfaction of certain conditions, including customary closing conditions.

The offering of ADSs pursuant to the Agreement will terminate upon the termination of the Agreement by either the Company or the Agents, or upon mutual agreement, under the circumstances specified in the Agreement.

The Company has agreed to pay the Agents’ commissions for their services in acting as agents in the sale of the ADSs in an amount of up to 3% of the gross proceeds from the sale of the ADSs, distributed in accordance with the terms of the Agreement. The Company has also agreed to provide the Agents with customary indemnification and contribution rights in connection with entering into the Agreement, as well as reimburse the Agents for certain specified expenses.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

The opinion of the Company’s counsel regarding the validity of the ordinary shares underlying the ADSs that may be issued pursuant to the Agreement is also filed herewith as Exhibit 5.1.

Annual General Meeting

On June 27, 2025, the Company held its Annual General Meeting (the “AGM”) at Lochside House, 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom. All of the resolutions set out in the Company’s notice of the AGM dated June 5, 2025 and furnished on Form 6-K with the SEC on June 5, 2025 were duly proposed and passed.

The information in this Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File Number 333-281576) and Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description
1.1	Sales Agreement, dated June 27, 2025, by and among the Company, A.G.P./Alliance Global Partners and Laidlaw & Company (UK) Ltd.

5.1	Opinion of Bristows LLP

23.1	Consent of Bristows LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Interim Chief Financial Officer

Date: June 30, 2025